Exhibit 2.1

Minco Gold Grants Stock Options

VANCOUVER, British Columbia, Sept. 13, 2017 (GLOBE NEWSWIRE) -- Minco Gold Corporation (the "Company" or "Minco Gold") (TSX-V:MMM) (OTCQX:MGHCF) (FSE:MI5) announces that it has granted 400,000 incentive stock options under its stock option plan to certain officers and directors of the Company.

All of the options are exercisable at $0.19 per share for a period of five years and vesting over 18 months.

The Company’s stock option plan was approved by the Company’s shareholders on June 27, 2017 and by the TSX Venture Exchange on August 23, 2017.

About Minco Gold
Minco Gold Corporation (TSXV:MMM / OTCQX: MGHCF / FSE:MI5) is a Canadian company focused on identifying high-quality investment opportunities, primarily in publicly traded and privately held corporations as well as direct ownership stakes in resource projects. The Company owns 11 million shares of Minco Silver Corporation. For more information on Minco Gold, please visit the website at www.mincogold.com or contact Jennifer Trevitt at (604)-688-8002 or pr@mincogold.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

2772 – 1055 W. Georgia St., Vancouver, BC,  Canada  V6E 3R5
Tel: (604)688-8002
Fax: (604)688-8030
Toll Free: (888)288-8288
E-mail: pr@mincomining.ca
Website: www.mincogold.com